UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Right Management Consultants, Inc.
(Name of Issuer)

Common Stock
Par Value $0.01 per Share
(Title of Class of Securities)

766573109
(CUSIP Number)

Michael J. Van Handel
Manpower Inc.
5301 North Ironwood Road
Milwaukee, Wisconsin 53217
(414) 961-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Manpower Inc. 39-1672779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 22,839,866
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,839,866
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,839,866
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

              This Amendment No. 2 amends and supplements the Schedule 13D (the "Schedule 13D"), as amended and supplemented (the "Schedule 13D") originally filed on December 22, 2004 by Manpower Inc., a Wisconsin corporation.

              Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D.

              The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

              Item 5. Interest in Securities of the Issuer

              Item 5 is amended by amending and restating subsection (a)-(b) in their entirety as follows:

(a)-(b)  Manpower has acquired beneficial ownership (as defined in Exchange Act Rule 13d-3) of 100% of the total number of shares of Right Common Stock outstanding on January 23, 2004. To Manpower's knowledge, none of the persons listed on Schedule I was the beneficial owner of any shares of Right Common Stock. Except as described in this Schedule 13D, neither Manpower nor, to Manpower's knowledge, any of the persons listed in Schedule I, beneficially owns any shares of Right Common Stock.

              Item 5 is amended by adding the following paragraphs to subsection (c) thereof:

  On January 23, 2004, Manpower consummated the Merger, as described in Item 4. As a result of the Merger, Manpower acquired 1,906,174 shares of Right Common Stock which had not been tendered in the Offer and thereby acquired sole voting and dispositive power with respect to 100% of the shares of Right Common Stock.

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANPOWER INC.

Dated: January 23, 2004	/s/ Michael J. Van Handel
Michael J. Van Handel Executive Vice President, Chief Financial Officer and Secretary